FILED BY US AIRWAYS GROUP, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

The following items were published in the September 26, 2005 "US Airways Today" employee newsletter:

******** U S A I R W A Y S T O D A Y ********

Monday, Sept. 26, 2005

1/A new source for information at usairwaysinfo.com

In order to help make travel easier for customers and employees, there is a new site: www.usairwaysinfo.com. This site provides a wealth of information on the new US Airways, including how to make reservations and buy tickets, frequent flyer benefits, where to check in at the airport, extensive Q&As and much more. You can direct customers to www.usairwaysinfo.com for answers to these and other merger-related questions.

2/Expanded frequent flyer program announced

The new US Airways will launch its frequent flyer program in the spring of 2006, retaining the Dividend Miles name as well as elements of both the current Dividend Miles program and America West's FlightFund. "By combining America West's award-winning FlightFund and Elite programs with the worldwide reach of

US Airways and the Star Alliance, we believe that we have created the best frequent flyer program in the nation for our customers," said Scott Kirby, executive vice president, sales and marketing.

Beginning Oct. 5, members of either program will be able to accumulate miles on flights operated by either airline, and to redeem in either program. Award travel will begin at 25,000 miles for coach seats on domestic and Canadian flights; 30,000 miles for coach travel to the Caribbean, Central America or Mexico; 35,000 miles for coach seats to Hawaii and 50,000 miles for coach seats to Europe. Premium Dividend Miles travel begins at 50,000 miles for domestic flights; First class domestic travel also begins at 50,000 miles.

The new Dividend Miles will also include a preferred travel program for frequent flyers. Silver Preferred/Elite status will begin at 25,000 miles or 30 segments per year. The highest status level, Chairman's Preferred/Elite, will begin at 100,000 miles or 120 segments per year. The new preferred program will also begin Oct. 5. Members may receive complimentary first-class upgrades on eligible flights on either US Airways or America West, and will receive credit for flights on either airline.

The combined program will retain the Dividend Miles seven-day window for Chairman's Preferred members to upgrade, and the FlightFund two-day window for Silver Preferred members to upgrade.

3/New employee communications tools

Starting tomorrow, US Airways Today and HP Today will become US Daily. Information normally found in US Airways Today such as company news and updates, operating statistics and industry news will be available under the new name. Look for more communication announcements in this week's Plane Deal, which will be posted every Friday on theHub and at awaCompass. While we're on the topic of communication, tomorrow is the day when Doug Parker will begin recording his weekly hotline at 1-800-US DAILY (1-800-873-2459).

4/LCC set to ring the bell

Tomorrow morning, Doug Parker will start the first day of trading for LCC, the new stock ticker symbol for the new US Airways, by ringing the opening bell at the New York Stock Exchange. Watch it happen live at approximately 9:29 a.m. EST on CNBC.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group has filed a Registration Statement on Form S-4 (Registration No. 333-126162), which includes a proxy statement of America West Holdings, and other documents with the Securities and Exchange Commission. The proxy statement/prospectus will be mailed to stockholders of America West Holdings after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement as well as other filed documents containing information about US Airways Group and America West Holdings at http://www.sec.gov, the SEC's website. Free copies of America West Holdings' SEC filings are also available on America West Holdings' website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group's SEC filings are also available on US Airways Group's website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION
America West Holdings, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West Holdings' stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West Holdings is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.